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                           July 15, 2021

       Matthew Walters
       Chief Executive Officer
       JAWS Spitfire Acquisition Corp
       1601 Washington Avenue, Suite 800
       Miami Beach, FL 33139

                                                        Re: JAWS Spitfire
Acquisition Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 29, 2021
                                                            File No. 333-256057

       Dear Mr. Walters:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed June 28,
2021

       Selected Historical Financial Information of Velo3D
       Adjusted EBITDA as a percent of revenue, page 24

   1.                                                   Regarding your
disclosure of Adjusted EBITDA as a percent of revenue
                                                        presented hereunder and
elsewhere in your filing, please present with equal or greater prominence, the most
directly comparable financial measure calculated and presented in accordance with GAAP.
Include a reconciliation to such GAAP measure. Refer to Item
                                                        10(e)(1)(i)(A)-(B) of
Regulation S-K and footnote 27 of the SEC   s Adopting Release
                                                        titled    Conditions
for Use of Non-GAAP Financial Measures    (Release No. 33-8176).
 Matthew Walters
FirstName  LastNameMatthew    Walters
JAWS Spitfire  Acquisition Corp
Comapany
July       NameJAWS Spitfire Acquisition Corp
     15, 2021
July 15,
Page  2 2021 Page 2
FirstName LastName
Information About Velo 3D
Industry Background, page 203

2. We note your response to prior comment 14. Please disclose the third-party sources from which you obtained information about the high-value metal parts and high-value metal
         AM markets.
Velo3D, Inc. Condensed Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition
Recurring Payment (operating lease revenue from customers), page F-49

3. We note on page 203 that recurring payment transactions fall into two categories: a leased
         3D printer transaction and a sale and utilization fee model. Please separately address each category of recurring payment transactions, including the respective variable consideration. Additionally, tell us why revenue recognition commences upon completion of the site acceptance test under the recurring payment model but upon shipping point or delivery to the customer destination in a sale of the 3D Printer and bundled software (i.e., before the site acceptance test).
13. Equity Instruments
Rights, Preferences and Privileges of Redeemable Convertible Preferred Stock Anti-dilution Provisions, page F-88

4. Please make clear if the anti-dilution provisions as described hereunder constitute standard or down-round provisions. In the case of the latter, please disclose whether they were triggered for the Series A, B and C convertible preferred stock when the Series D convertible preferred stock were issued and how they were given effect in the historical and pro forma financial statements. In this regard, we note the conversion of Redeemable
         Convertible Preferred Stock into common stock at a conversion ratio of 3:1 upon the issuance of Series D Redeemable Convertible Preferred Stock (F-86). At December 31,
         2019, the conversion ratio was 1:1 for all series (F-87).
 Matthew Walters
FirstName  LastNameMatthew    Walters
JAWS Spitfire  Acquisition Corp
Comapany
July       NameJAWS Spitfire Acquisition Corp
     15, 2021
July 15,
Page  3 2021 Page 3
FirstName LastName
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 55-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Christian Nagler, Esq.